UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

June 1, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: "D. Medical Reports First Quarter 2012 Financial Results" (the "Press Release"). The financial statements tables included in the Press Release are hereby incorporated by reference into the Registrant’s registration statement on Form S-8 (File No. 333-171435) and into the Registrant's registration statement on Form F-3 (File No. 333-176645).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Reports First Quarter 2012 Financial Results

Tirat Carmel, Israel – June 1, 2012 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED) ("D. Medical" or the "Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, today announced financial results for the three months ended March 31, 2012.  Results were characterized by the Company's continuing execution of its low risk and low cost strategy of introducing and promoting the "Spring" brand name to and across various target markets - including the United States, Canada and Europe - initially via the commercial roll out of its Spring Universal™ Infusion Sets.

First Quarter Highlights:

•	In January 2012, the Company's wholly owned subsidiary, Spring Health Solutions Ltd. ("Spring Health"), received a CE Mark approval for its Spring™ Zone Insulin Delivery System.
•	In January 2012, D. Medical issued in two public shelf offerings in Israel, a total of 2,645,000 shares and 1,150,000 warrants, for a total gross proceeds of NIS 9,284 thousand (US$ 2,499 thousand).
•	In January 25, Spring Health has signed a non-exclusive agreement with Solara Medical Supplies Inc. for distribution of its Spring™ Universal Infusion Sets in the United States.
•
In March 2012, the Company announced that it had received a letter from the NASDAQ Stock Market LLC., indicating that, based on the Company's closing bid price for the last thirty consecutive business days, the Company is not in compliance with the $1.00 minimum bid price requirement as set forth in NASDAQ Listing Rule 5550(a)(2) and that it has a period of 180 calendar days from such letter, or until September 10, 2012, to regain compliance.

•
In March 2012, D. Medical announced that it had initiated a strategic reorganization designed to focus its business on maximizing and realizing the value of the Company's novel technology and intellectual property by licensing and/or selling such technology (or part of it) to third parties, while continuing to pursue new OEM and high volume sales opportunities.

Financial Results:

The unaudited selected consolidated financial statements presented below were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A convenience U.S. dollar translation of NIS amounts is provided using the rate of NIS 3.715 to US$1.00, the representative rate of exchange as of March 31, 2012 as published by the Bank of Israel.

Sales for the three months ended March 31, 2012 and 2011 were NIS 179 thousand (US$ 49 thousand) and NIS 317 thousand (US$ 85 thousand), respectively.

Cost of sales for the three months ended March 31, 2012 decreased to NIS 736 thousand (US$ 198 thousand) from NIS 3,426 thousand (US$ 922 thousand), as reported in the 2011 first quarter. The decrease in the 2012 first quarter was mainly attributable to the transfer of the Company’s production line to China.

R&D expenses for the three months ended March 31, 2012 and 2011 amounted to NIS 1,088 thousand (US$ 293 thousand) and NIS 4,828 thousand (US$ 1,300 thousand), respectively. The decrease in the 2012 first quarter was due to the completion of the development of the Spring Zone Pump.

Selling and marketing expenses for the three months ended March 31, 2012 and 2011 amounted to NIS 754 thousand (US$ 203 thousand) and NIS 965 thousand (US$ 260 thousand), respectively. The decrease in the 2012 first quarter was due to the re-focus of the Company’s sales and marketing efforts on its Spring Universal Infusion Set away from its first generation Adi pump.

General and Administration expenses for the three months ended March 31, 2012 and 2011 amounted to NIS 2,064 thousand (US$ 556 thousand) and NIS 2,854 thousand (US$ 768 thousand), respectively. The decrease in the first quarter of 2012 was due to the reduction of headcount and expiration of options granted to employees.

D. Medical’s attributed comprehensive loss for the three months ended March 31, 2012 totaled NIS 4,554 thousand (US$ 1,225 thousand), or NIS 0.45 (US$ 0.12) per share, as compared to NIS 15,237 thousand (US$ 4,101 thousand), or NIS 1.60 (US$ 0.43) per share, for the three months ended March 31, 2011.

As at March 31, 2012, D. Medical had cash and cash equivalents and deposits of NIS 8,741 thousand (US$ 2,353 thousand).

"In September 2011, the Company launched a strategic initiative designed to improve its financial performance in the short and medium-terms. As reflected in our first quarter 2012 financial results, that performance improvement program has begun to bear fruit.  We now have a much leaner cost structure,” said Efri Argaman, D. Medical’s Chief Executive Officer.

Significant Events Subsequent to Quarter-End:

•
In May 2012, the Company announced that it had received a letter from the NASDAQ Stock Market LLC., indicating that, based on the Company's stockholders' equity as reported in the Company's annual report on Form 20-F for the year ended December 31, 2011, D. Medical was no longer in compliance with the US$2.5 million minimum stockholders' equity requirement for continued listing on the NASDAQ Capital Market under Listing Rule 5550(b)(1). According to the letter, the Company had a period of 45 calendar days from the date of the letter, or until June 21, 2012, to submit a plan to regain compliance.

•
In May 2012, the Company announced that its subsidiaries, Spring Health Solutions Ltd. and Spring Set Health Solutions Ltd., have entered into an original equipment manufacturer (“OEM”) agreement with Twobiens Ltd., a leading South Korea-based supplier of diabetes treatment and drug delivery products, for the worldwide distribution of its Spring Universal™ Detach Detect Infusion Sets under Twobiens' private label.

Mr. Argaman concluded, “In many respects, I believe that Q1-2012 marked a turning point in our corporate development.  With reduced operating expenses, we are very well positioned to capitalize on significant new revenue opportunities, such as the Twobiens’ worldwide OEM agreement, going forward.”

The Company estimates that it will not be able to pursue its current plan and maintain the Company as a going concern with its existing resources. The management plans to raise additional funds from external investors during 2012, under its shelf prospectus in Israel and/or its shelf registration statements in the United States, which will enable the Company and its subsidiaries to continue their operations until such time when the group generates revenues from sales of its products or intellectual property assets.

About D. Medical

D. Medical is a medical device company that holds through its subsidiaries a portfolio of products and intellectual property in the area of insulin and drug delivery.  D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient's body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its cost structure, the short, medium and long term success of D. Medical's current business strategy and its strategic reorganization, D. Medical's ability to pursue new revenue opportunities, its ability to raise additional funds from external investors during 2012, under its shelf prospectus in Israel and/or its shelf registration statements in the United States, and the ability of the Company and its subsidiaries to carry on their operations as a going concern. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of  operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact: Amir Loberman Chief Financial Officer D. Medical Industries LTD T: +972-73-2507100 info@springnow.com	North American Investor Contact: Stephen Kilmer T: 212-618-6347 M: 905-906-6908 stephen@dmedicalindustries.com

D. MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
NIS in thousands

			Convenience translation into US$ (in thousands)
	March 31,	December 31,	March 31,
	2012	2011	2012
	(Unaudited)	(Audited)	(Unaudited)
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	8,440	5,048	2,272
Short term deposits	301	303	81
Trade and other receivables:
Trade accounts receivable	35	251	10
Other	1,052	1,226	283
Inventory	2,452	1,709	660
T o t a l current assets	12,280	8,537	3,306
NON-CURRENT ASSETS :
Property and equipment, net	3,846	4,068	1,035
Intangible assets, net	2,424	2,521	652
Long-term receivables	479	506	129
T o t a l non-current assets	6,749	7,095	1,816
T o t a l assets	19,029	15,632	5,122
Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable	1,613	1,537	434
Other	2,026	2,404	544
T o t a l current liabilities	3,639	3,941	978
NON-CURRENT LIABILITIES:
Provision for royalties to the Israeli Office of Chief Scientist	6,836	6,691	1,840
Financial lease obligation	545	575	147
Liability for severance pay – net	84	81	23
T o t a l non-current liabilities	7,465	7,347	2,010
T o t a l liabilities	11,104	11,288	2,988
EQUITY:
Equity attributable to owners of the parent: Share capital - issued and outstanding - December 31, 2011 – 8,167,306 shares March 31, 2012 - 10,812,306 shares
Ordinary shares	3,520	2,673	948
Share premium and other reserves	239,928	232,640	64,583
Accumulated losses	(235,523)	(230,969)	(63,397)
T o t a l equity	7,925	4,344	2,134
T o t a l liabilities and equity	19,029	15,632	5,122

D MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NIS in thousands except per share data

				Convenience translation
				into US$ (in thousands)
	Three months		Year ended	Three months
	ended March 31		December 31,	ended March 31,
	2012	2011*	2011	2012
	(Unaudited)		(Audited)	(Unaudited)
CONTINUING OPERATIONS:
Sales-net	179	317	1,506	49
Cost of sales	736	3,426	10,216	198
Gross loss	557	3,109	8,710	149
Research and development expenses – net	1,088	4,828	15,396	293
Selling and marketing expenses	754	965	3,435	203
General and administrative expenses	2,064	2,854	12,736	556
Impairment of assets	-	-	7,479	-
Other (income) expenses - net	74	(3)	(573)	20
Operating loss	4,537	11,753	47,183	1,221
Finance income	(44)	(147)	(484)	(12)
Finance costs	61	18	1,542	16
Finance (income) costs – net	17	(129)	1,058	4
Loss for the period from continuing operations	4,554	11,624	48,241	1,225
Loss for the period from discontinued operations	-	3,613	64	-
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	4,554	15,237	48,305	1,225
LOSS ATTRIBUTABLE TO: Owners of the Parent Company:
From continuing operations	4,554	11,276	47,202	1,225
From discontinued operations	-	1,203	(2,401)	-
	4,554	12,479	44,801	1,225
None-controlling interest:
From continuing operations	-	348	1,039	-
From discontinued operations	-	2,410	2,465	-
	-	2,758	3,504	-
	4,554	15,237	48,305	1,225
LOSS PER SHARE FROM CONTINUING AND DISCONTINUED OPREATIONS ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT COMPANY
Basic and diluted
From continuing operations	0.45	1.45	6.03	0.12
From discontinued operations	-	0.15	(0.31)	-
	0.45	1.60	5.72	0.12

* Reclassification of discontinued operations